News Release

MegaWest AGM Meeting Highlights

Calgary, Alberta; November 2, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the following highlights from the Annual General Meeting of Shareholders that was held on October 29, 2007:

a.	KPMG LLP, Chartered Accountants were appointed as the Auditors of the Company for the fiscal year ended April 30, 2007 and were reappointed for the fiscal year ending April 30, 2008;

b.	The existing Directors were re-elected as Directors of the Company to hold office until the next AGM;

c.	The special resolution regarding the continuation of the Company under the Business Corporation Act (Alberta) was approved; and

d.	The adoption of new By-Laws (By-Law #1 and #2) was approved.

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated properties. MegaWest now owns or has the right to earn an interest in over 100,000 acres in Texas, Kentucky, Missouri, Kansas and Montana. The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supply, current world oil prices, and significant commercial developments in thermal recovery technologies. Through delineation drilling and the completion of pilot thermal and enhanced recovery production tests, MegaWest plans to establish proven and producing unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.